Part II: Activities of the Broker-Dealer Operator and

its Affiliates

Item 6:   Activities of Service Providers

a.   Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations   of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator   ("shared employee") have access to confidential trading information on the NMS Stock ATS?

X☐☐Yes   ☐☐No

If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.

The following are the business units of CODA Markets parent company, Apex Fintech Solutions Inc, with any shared employees' role and responsibilities:

CODA Markets will share employees with the parent company Apex Fintech Solutions Inc, who will provide oversight and operations support. Former PDQ Enterprise employees who are now Apex FinTech Solutions Inc employees, including developers and network engineers provide hardware, software, data administration, reporting, report generation, connectivity, data storage, and system access services to CODA Markets.

Apex FinTech Solutions Inc technology personnel, who do not support the CODA ATS, will have access to separate technology co-located with the CODA ATS to support and maintain only the hardware unaffiliated with CODA systems.

The Data Research unit, also known as ALISA, is comprised of former PDQ Enterprise employees who are now Apex FinTech Solutions Inc employees. The Data Research Team provides data analysis to both Apex Fintech Solutions Inc and CODA Markets products and clients.

Apex FinTech Solutions Inc employees provide accounting and legal services, as referenced in Part 2 Item 7d.

Part III: Manner of

 Operations

Item 6:   Connectivity and Co-location

   a. Does the NMS Stock ATS offer co-location and related services (e.g., cabinets and equipment, cross-connects)?

   X☐☐Yes   ☐☐No

   If yes, provide a summary of the terms and conditions for co-location and related services, including the speed and connection (e.g., fiber, copper) options offered.

~~CODA Markets does not provide any hosting, cabinet space or equipment to Participants of its NMS Stock ATS.~~

CODA Markets provides cabinet space to its parent company, Apex FinTech Solutions Inc in the same co-location space in which the CODA ATS is hosted. The Apex FinTech Solutions Inc equipment is not used for entering orders in the CODA ATS, interacting with the CODA ATS, or using any services offered by CODA Markets. This equipment will be co-located with NMS Stock ATS, but will be unable to communicate with the NMS Stock ATS

CODA offers several cross connect options at two data center co-location facilities where CODA's systems reside. Both NY5 and NJ2 offer connectivity to CODA systems, and NY5 also hosts the CODA matching engines. Cross connects can be intra-datacenter (cage-to-cage). CODA Markets' networking, sales and operations team discuss cross connect and related services with Participants wanting to connect via cross connect.   Each configuration is agreed to in advance. A Letter of Authorization ("LOA") is provided to the firm ordering the cross connect. The LOA is provided to the data center as part of the cross connect order request. Standard options for cross connects are based on available cross connect options provided by the datacenter co-location facility and currently supported/owned CODA equipment located at the co-location facility.

Cross connect options available at NY5, located at 800 Secaucus Road, Secaucus, New Jersey 07094, and supported by CODA systems include the following (Connection Service; Media Type; Protocol Type; Connection Type; Speed):

   - Single-Mode Fiber; Single-Mode Fiber; 10 GIG ETHERNET; Fiber; 10 GbE

   - Single-Mode Fiber; Single-Mode Fiber; GIGABIT ETHERNET; Fiber; 1 GbE

   - Multi-Mode Fiber; 50 MICRON MULTI-MODE FIBER OM3; 10 GIG ETHERNET; Fiber; 10 GbE

   - Multi-Mode Fiber; 50 MICRON MULTI-MODE FIBER OM3; GIGABIT ETHERNET; Fiber; 1 GbE

- Multi-Mode Fiber; 62.5 MICRON MULTI-MODE FIBER; GIGABIT ETHERNET; Fiber; 1 GbE

- UTP; CAT6; FAST ETHERNET; Copper; 100 Mbs

- UTP; CAT6; GIGABIT ETHERNET; Copper; 1000 Mbs

- UTP; CAT6; ETHERNET; Copper; 10 Mbs UTP; CAT5e; FAST ETHERNET; Copper; 100 Mbs

- UTP; CAT5e; GIGABIT ETHERNET; Copper; 1000 Mbs

- UTP; CAT5e; ETHERNET; Copper; 10 Mbs

Cross connect options available at NJ2 located at 300 Blvd East, Weehawken, NJ 07086, and supported by CODA's systems include the following (Cross Connect Type; Protocol Type; Connection Type; Speed):

- Fiber Cross Connect; 10 GIG Single-Mode Fiber; Fiber; 10 GbE

- Fiber Cross Connect; GIGABIT Single-Mode Fiber   ; Fiber; 1 GbE

- Fiber Cross Connect; 10 GIG Multi-Mode Fiber; Fiber; 10 GbE

- Fiber Cross Connect; GIGABIT Multi-Mode Fiber; Fiber; 1 GbE

- Copper Cross Connect; FAST ETHERNET; Copper; 100 Mbs

- Copper Cross Connect; GIGABIT ETHERNET; Copper; 1000 Mbs

- Copper Cross Connect; ETHERNET; Copper; 10 Mbs

The terms, conditions and available cross connect options provided above are the same for all Subscribers, Affiliates, and the Broker-Dealer Operator. As shown, certain options available in one co-location facility may not be supported by another co-location facility. Additionally, Subscribers' systems may not support or be compatible with all available options. It is for these reasons that CODA offers multiple options and works closely with Participants while adding new or modifying existing connectivity.